ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM
Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

September 24, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 136

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 136 to its registration statement.  PEA No. 136 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on July 30, 2018 and was designated to become effective sixty days after filing.  PEA No. 136 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Balanced Allocation Fund, PNC Emerging Markets Equity Fund, PNC International Equity Fund, PNC International Growth Fund, PNC Multi-Factor All Cap Fund, PNC Multi-Factor Large Cap Growth Fund, PNC Multi-Factor Large Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund,  PNC Treasury Money Market Fund, and PNC Treasury Plus Money Market Fund (each, a “Fund,” and together, the “Funds”).  The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

To the extent that a comment set forth below applies to more than one Fund, the Trust responds on behalf of all relevant Funds.

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Prospectus

1.              Comment: The Staff noted that the PNC Balanced Allocation Fund may invest in convertible securities. The Staff requests that the Trust confirm supplementally if PNC Capital (the “Adviser”) intends to invest the Fund’s assets in contingent convertible securities (“CoCos”) and to what extent. The Staff may have additional comments regarding the Fund’s investments in CoCos once this information is provided.

Response: The Fund does not have any current investments in CoCos and confirms that although the Fund may invest in contingent convertible securities, such securities are currently not expected to constitute a principal investment strategy.

2.              Comment: The Staff notes that certain of the Funds include a principal risk regarding active trading without discussion of an active trading approach in such Fund’s principal investment strategy. The Staff requests that corresponding strategy disclosure be added to each such Fund.

Response: The Trust has made the requested changes.

3.              Comment: With respect to each Fund that may invest in mortgage- and/or asset-backed securities as a principal investment strategy, please disclose supplementally what percentage of each such Fund’s net assets are invested in mortgage- or other asset-backed securities. Please also explain supplementally whether the Fund considers mortgage- or other asset-backed securities to be liquid, and if so, please provide the basis for that determination.

Response:  Schedule A attached hereto provides, as of the Funds’ most recent fiscal year-end, the percentage of net assets of each Fund that held mortgage-backed securities or asset-backed securities.

The Adviser does not assume that all mortgage- or other asset-backed securities will be illiquid or liquid.  The Adviser considers a number of factors to determine a security’s liquidity, which may include credit quality, whether a mortgage-backed security is guaranteed by a government-sponsored enterprise, security characteristics (e.g., duration), market(s) on which security trades, historical trading volume, number of market makers, coverage by pricing vendors and other factors that may be relevant to a particular issuer, asset class, industry or other segment.

4.              Comment: The Staff notes that certain Funds include principal risk disclosure regarding growth investing, value investing, focused investment risk, foreign (non-U.S.) investments, and real estate. Please include corresponding strategy disclosure to the extent applicable for each such Fund.

Response: The Trust believes that the principal risks of a fund are those that are tied to investing in the fund itself, not necessarily those risks with respect to each separate instrument type in its portfolio. The Trust has evaluated its principal risk disclosure and believes it discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return” in accordance with Item 9(c) of Form N-1A. The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that such disclosure accurately describes each Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A.

5.              Comment: If a Fund is currently focused in a particular industry, country or sector, among others, please include specific principal investment strategy and risk disclosure for such focus.

Response: The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that that such disclosure accurately describes each Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A. Further the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Funds respectfully decline to add specific disclosure regarding its historical exposure.

6.              Comment: For each Fund which references duration in its principal investment strategies, provide a numerical example for a bond with a 12-year duration, explaining that a 1% increase in interest rates leads to a 12% decrease in net asset value.

Response: The Trust has revised its disclosure for the principal risk “Interest Rate Risk” that is provided in response to Item 4 of Form N-1A as marked below.    The Trust declines to provide an example as to a bond with a 12-year duration because it believes a duration of 5 years is more appropriate with respect those Funds which disclose a dollar-weighted average duration in each such Fund’s principal investment strategies.

Interest Rate Risk. The value of a debt security typically changes in the opposite direction from a change in interest rates. When interest rates go up, the value of a debt security typically goes down. When interest rates go down, the value of a debt security typically goes up. Generally, the longer the maturity or duration of a debt security (or a portfolio of such securities), the more the value of that security (or portfolio of securities) will change as a result of changes in interest rates. Duration is a common metric used to measure the sensitivity of a fixed-income investment to a change in interest rates.  For example, the price of a bond with an average duration of five years would be expected to fall approximately 5% if interest rates rose by 1%. Conversely, the price of a bond with an average duration of five years would be expected to rise approximately 5% if interest rates drop by 1%. Interest rate risk may be heightened when interest rates are below or significantly below historical averages. As of the date of this prospectus, interest rates in the United States are near historically low levels, increasing the exposure of debt securities to the risks associated with rising interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. Recent and potential future changes in government policy may affect interest rates.

7.              Comment: For each Fund which presents performance against more than one index, the Staff requests that the Trust add disclosure about the additional index in the narrative explanation accompanying the bar chart and table in accordance with Instruction 2(b) to Item 4 of Form N-1A.

Response: The Trust declines to make the requested changes. Instruction 2(b) to Item 4 of Form N-1A requires that if an additional index is included, a fund shall “disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).” The Trust believes that the current disclosure is appropriate and notes that the narrative explanation accompanying the bar chart and table states that a Fund’s performance is compared with those of “one or more broad measures of market performance.” Further, instruction 6 to Item 27(b)(7) of Form N-1A states that “A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index), so long as the comparison is not misleading.”

8.              Comment: The Staff noted that, with respect to PNC Emerging Markets Equity Fund, emerging market issuers “include companies meeting one or more of the following criteria: (i) the principal trading market for the issuer’s securities is in an emerging market country; (ii) the issuer derives at least 50% of its total revenue or profit from goods produced or sold and investments made or services performed in emerging market countries; (iii) the issuer has at least 50% of its assets in emerging market countries; or (iv) the company is organized under the laws of, or has a principal office in, an emerging market country.” The Staff requests that the referenced disclosure be revised to reflect “and” instead of “or” with respect to sub-item (iv). If declined, the Staff requests that the Trust explain supplementally how a company organized under the laws of, or has a principal office in, an emerging market country is “tied economically to emerging market countries” as set forth in the Fund’s 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”).

Response: The Trust believes that an issuer is tied economically to emerging market countries if such issuer is organized under the laws of, or has a principal office in, an emerging market country and believes that this determination is consistent with Rule 35d-1. As proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country to meet one of three criteria specified in the proposed rule, the first of which included investments in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”(1)  The final rule was modified to provide funds with “the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.”(2) Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways.  This outcome indicates that the securities of a company organized under the laws of, or has a principal office in, an emerging market country are, remains appropriate to include in the Fund’s Rule 35d-1 policy.

9.              Comment: In the section titled “More Information About Investment Objectives and Principal Investment Strategies” of the Funds’ statutory prospectus, it states that “In fulfilling the 80% investment requirement referred to above, a Fund may include in the computation the notional value of synthetic instruments with economic characteristics similar to the types of securities subject to the requirement, such as derivatives or futures contracts.” Please revise this disclosure to state that the applicable Funds will use the mark-to-market value of any derivatives for the purposes of complying with its 80% test, not the notional value.

Response: Each applicable Fund intends to value derivative instruments for purposes of a Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Funds do not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Funds reserve the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, a Fund might use that amount for purposes of the 80% policy.

10.       Comment: The Staff notes that certain Funds disclose “Country Risk” regarding significant investments by a Fund in a particular country.  To the extent that a Fund is significantly invested in a country, please disclose those countries.

Response: As discussed in response to comment 5 above, the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each

(1)  See Adopting Release, Note 24 and related text (discussing three criteria originally proposed for investment companies whose names suggest focus in a particular country).

(2)  See Adopting Release, at II.A.2.

Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Funds respectfully decline to add specific disclosure regarding its historical exposure.

11.       Comment: The staff requests that the Trust add disclosure under the section “Portfolio Managers” in the summary prospectus for each Fund to state that such portfolio managers are primarily, and jointly if applicable, responsible for the day-to-day management of the Fund’s portfolio.

Response: The Trust believes that the current disclosure satisfies the requirements of Item 5(b) of Form N-1A which requires that a prospectus merely state the name, title and length of service for each person or persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio.”  The Trust notes that under the Section titled “Portfolio Management Teams - All Funds Except the Money Market Funds” provides additional description as to the role and business experience of each portfolio manager to the Funds, including reference to being primarily and jointly  responsible for the day-to-day management of a Fund.

12.       Comment: With respect to PNC International Equity Fund and PNC International Growth Fund, the Staff notes that in light of the term “international” in each Fund’s name, the Staff requests that the Trust add disclosure expressly describing how each Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: The Trust believes that the current disclosure in the principal investment strategies of PNC International Equity Fund and PNC International Growth Fund stating that the “Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more” is consistent with the guidance provided by the SEC in footnote 42 of the Investment Company Act release number 24828 regarding the adoption of the Names Rule which states as follows:

“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Nonetheless, the Trust confirms that each Fund has historically maintained at least 40% of its assets in non-U.S. issuers as described in the Staff’s comment.

13.       Comment: With respect to the PNC Limited Maturity Bond Fund and PNC Tax Exempt Limited Maturity Fund, the Staff requests that each Fund disclose the maturity limits for the Fund’s investments.

Response: The Trust declines to make the requested changes. The Trust believes that duration represents a greater measure of interest rate risk and notes the following disclosure included in each Fund’s principal investment strategies regarding the limits as to each Fund’s dollar-weighted average duration:

PNC Limited Maturity Bond Fund:

“The dollar-weighted average duration of the Fund’s portfolio is normally expected to range from one to five years, but may vary outside that range from time to time, including due to market conditions or if deemed appropriate for temporary defensive purposes.”

PNC Tax Exempt Bond Fund:

“The Fund normally will maintain a dollar-weighted average portfolio duration of between one and five years, but may vary outside that range from time to time, including due to market conditions or if deemed appropriate for temporary defensive purpose”

14.       Comment: The Staff requests that footnote 2 to the Average Annual Total Returns table for PNC Limited Maturity Bond Fund and PNC Ultra Short Bond Fund regarding the use of the Merrill Lynch, Pierce, Fenner & Smith Incorporated indices be moved as the Staff considers such disclosure to be extraneous and not permitted under Item 4 of Form N-1A.

Response: In response to the Staff’s comment, the Trust has moved the referenced disclosure.

15.       Comment: Please revise the final paragraph of the principal investment strategies for PNC Ultra Short Bond Fund, and each Fund with similar disclosure, regarding the Fund’s use of derivatives  to  further tailor each such Fund’s disclosure to how the Fund expects to use derivatives. In this regard, see The Letter to Karrie McMillian, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Trust has reviewed the letter referenced in the comment above and believes that its disclosure with respect to each Fund is consistent with the views expressed in the letter.

16.       Comment: In light of the use of the term “treasury” in the fund names for PNC Treasury Money Market Fund and PNC Treasury Plus Money Market Fund, the Staff requests that each Fund adopt and disclose an 80% policy in accordance with Rule 35d-1 that each Fund will normally invest at least 80% of its assets in U.S. treasury securities.

Response:  The Funds respectfully decline to adopt an additional policy and respectfully refer the Staff to their existing policies. PNC Treasury Plus Money Market Fund has a policy stating that “[u]nder normal circumstances, the Fund invests exclusively in short-

term direct obligations of the U.S. Treasury, such as Treasury bills and notes, repurchase agreements collateralized by obligations of the U.S. Treasury, and in other money market funds that invest exclusively in such obligations.” PNC Treasury Money Market Fund has a policy stating that “[u]nder normal circumstances, the Fund invests exclusively in short-term direct obligations of the U.S. Treasury, such as Treasury bills and notes, and in other money market funds that invest exclusively in such obligations, and in cash and cash equivalents, including demand deposits with a bank.”  In each instance, the Fund’s disclosure states that it will provide shareholders with at least 60 days’ written notice before it will adopt a policy that will permit the Fund to invest less than 100% of its assets plus any borrowings for investment purposes in such securities.  To the extent a Fund’s existing policies permit a Fund to maintain some portion of its assets un-invested in a cash deposit with its custodial bank, the Funds respectfully submit that such a practice is not inconsistent with Rule 35d-1.

17.       Comment: The Staff notes that fundamental investment restriction 1(e) that applies to PNC Emerging Markets Equity Fund currently states that the Fund “may” invest 25% or more of the value of its total assets in one or more issuers conducting their principal activities in the same industry if that industry represents 25% or more of the value of the Fund’s benchmark index. Please undertake to seek shareholder approval to revise Restriction 1(e) when the Fund next submits a proxy statement to shareholders to reflect the Fund’s non-fundamental policy that the Fund will not purchase securities of issuers conducting their principal business activities in the same industry in reliance on the exception in sub-paragraph 1(e) of its fundamental policy on concentration, if, immediately after and as a result of the acquisition, the Fund’s investments in issuers conducting their principal business activities in that industry would represent more than 25% of the value of the Fund’s total assets.

Response: The Trust will consider revising fundamental investment restriction 1(e) at a future date based on a consideration of the factors it considers relevant, including the potential cost involved in revising the restriction and soliciting any necessary shareholder approval.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:                                Thomas R. Rus

Mallory L. Bivens

Jeremy C. Smith, Esq.

Schedule A

	Percentage of Net Assets*
Fund	Asset- Backed Securities	Mortgage- Backed Securities	Collateralized Mortgage Obligations	TOTAL
PNC Balanced Allocation Fund	2.6%	9.8%	0.0%	12.4%
PNC Bond Fund	7.6%	26.3%	0.0%	33.9%
PNC Government Mortgage Fund	0.0%	93.1%	4.2%	97.3%
PNC Intermediate Bond Fund	13.2%	1.3%	0.0%	14.5%
PNC Limited Maturity Bond Fund	26.1%	7.8%	5.4%	39.3%
PNC Total Return Advantage Fund	6.9%	24.9%	0.3%	32.1%
PNC Ultra Short Bond Fund	28.9%	0.0%	0.4%	29.3%

* as of the fiscal year ended May 31, 2018